November 17, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	National HealthCare Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 16, 2006
File No. 001-13489

Dear Mr. Spirgel:

We are in receipt of your comment letter to us dated October 27, 2006. We have copied your comments and our corresponding responses to match the order of the comments in your letter.

SEC Comment #1

Note 4 - Relationship with National Health Corporation, page 59

1. We note your footnote and MD&A disclosures concerning your accounting for the sale of the long-term health care centers to National and your response to our previous comment #3 in your letter dated April 18, 2005. However, we continue to remain unclear as to your basis in GAAP for your accounting for this transaction. With a view towards providing clarifying disclosure, please explain to us in detail your specific basis in the GAAP literature for your accounting.

Company Response #1

In 1988, the Company sold the operating assets of eight long-term care facilities to National for consideration of $40 million, comprised of $30 million in cash and a $10 million subordinate note. Of the total proceeds, $3,745,000 of compensation was imputed because the total management fee expected to be collected over the term of the management contract was less than the estimated market value of the management services provided to National.

At the time of the transaction, National was highly leveraged, had financed the $30 million cash payment to the Company (with the purchased assets providing collateral), and held substantially no other operating assets. National's only other significant asset was its 18% ownership interest in the Company (at that time, National HealthCorp LP). In addition to the note received as consideration, the Company guaranteed certain debt of National (through the ESOP) and entered into other agreements requiring a commitment to advance up to $2 million to National.

Management of the Company believed significant doubt existed as to the realization of any gain on the transaction because of the uncertainty surrounding the Company's ability to collect the note, in addition to the Company's obligations under debt guarantees and line of credit agreements, and concluded that immediate gain recognition was not appropriate.

The Company reported the transaction, in part, based on the cost recovery method described in SFAS 66, but also considering the additional guidance discussed in Staff Accounting Bulletin Topic 5U, "Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity" ("SAB 81"). Management concluded that a sale had occurred and the conditions required under paragraph 6 of SFAS 66 had been met, but primarily because the Company agreed to subordinate its lien to other financing secured by the property, the Company likely would not realize any gain in excess of the cost of the property in the event of default by National.

Under the cost recovery method, payments made by the buyer to the seller generally lose their normal distinction between principal and interest. Until the cost of the property is recovered, the entire amount of any payment received is credited to balance sheet accounts (principal is credited to the receivable and interest to deferred profit) but once the cost is recovered the entire amount of any payment received is credited to income.

The Company recorded the sale of National as illustrated below:

Book value of real estate sold = $24,255,000

Sale price = $36,255,000

Net Consideration (after imputing fair value of management services) = $ 26,255,000 cash and $10,000,000 note receivable from National at a market rate of interest

	Dr.	Cr.
Note receivable	$10,000,000
Cash	26,255,000
Inventory and property & equipment		$24,255,000
Deferred gain		12,000,000

Note that the note receivable and the deferred gain net to $2,000,000 (which amount is the Company's funding commitment under line of credit and other agreements with National).

Because the initial cash payment received from National when combined with subsequent payments for interest exceeds the Company's cost basis of $24,255,000 and the amount the Company is committed under line of credit and other agreements, the Company has recognized interest income and not increased the deferred gain recorded at inception by those subsequent payments.

This revenue recognition based on SFAS 66 is consistent with the Staff's discussion contained in SAB 81.
Consistent with the facts assumed in SAB 81, the Company sold operating assets to a newly formed, thinly capitalized, highly leveraged entity (National) for cash and subordinated debt. The Company also guaranteed certain debt and entered into line of credit and other agreements that required the company to advance cash to National. The note receivable was and is subordinate to substantially all of National's existing debt. The cash consideration received was approximately equal to the cost basis of the net assets sold.
In such situations the staff concluded "there often exist significant uncertainties about the seller's ability to realize non-cash proceeds received in transactions in which the purchaser is a thinly capitalized, highly leveraged entity, particularly when its assets consist principally of those purchased from the seller. The staff believes that such uncertainties raise doubt as to whether immediate gain recognition is appropriate."

Factors that led management to conclude that immediate gain recognition in this transaction was not appropriate included:

The assets or operations sold had historically not produced cash flows from operations sufficient to fund future debt service. As a result, the servicing of debt (specifically the future principal payment) was dependent upon future events such as sales of assets or improvements in earnings.

The lack of any substantial amount of equity in National. The cash portion of the consideration paid to the Company had been financed.

Contingent liabilities of the Company were created, such as guarantees of the ESOP debt and the working capital line of credit agreements.

Management also evaluated subsequently whether the deferred gain should be recognized and concluded that the same facts that made immediate gain recognition inappropriate at inception still existed. Specifically, the cash flows from the operating activities of National are not sufficient to fund debt service on a full accrual basis.

Factors that led management to conclude that gain recognition in this transaction remains inappropriate include cash flow concerns and commitments as discussed below.

Cash Flow Concerns

Historical cash flows and projected cash flows at the time of the sale suggested to us that cash flows from operations of the centers sold may not be sufficient to fully fund the required future debt service on a timely basis. There have been times when debt service was not paid timely.

To illustrate that available cash flows from operation were indeed not insufficient, consider the following. The $10 million note originally required principal amortization of the note to begin in 1993. However, covenants to National's $30 million 1st mortgage note with NationsBank provided that reductions could be made on the $10 million note only if approved by NationsBank. NationsBank, to protect their superior credit position, specifically prohibited the payment of any principal on the $10 million note by National prior to the payment in full of the $30 million 1st mortgage. On December 31, 1993 NationsBank extended their "put" option on the $30 million 1st mortgage note, thereby extending the maturity of that 1st mortgage note. On December 31, 1993, the Company and National amended the $10 million note so as to not require principal payments until maturity. Furthermore, the operating cash flows of the centers have not been sufficient to pay management fees in full. The accumulated balance of management fees and interest on management fees owed is $12,027,597 at September 30, 2006.

Commitments

Management's decision to not recognize the gain was also influenced by the fact that the Company incurred contingent liabilities at the time of the sale. First, the Company agreed to manage the facilities sold under a 20-year management contract for management fees comparable to those in the industry. The management contract requires, as is common in the industry that management fees may be paid only from the available cash flows of the centers being managed or from the proceeds of the sale of the facility. (The cash flow shortfalls have resulted in the Company being owed $12,027,597 at September 30, 2006 for past management fees and interest on management fees.) The collection of any shortfall in these fees may be dependent upon future events that cannot be assured, such as sales of assets or improvements in earnings.

Secondly, as part of the management contract, the Company has a contingent liability to advance up to $2 million to National to fund working capital requirements. The balance under this agreement has fluctuated between $0 and $2 million and has been drawn upon by National every year since inception. This obligation continues to exist for the term of the 20-year management agreement.

Thirdly, the Company has entered into commitments and financing agreements through National's ESOP to fund the Company's development and construction activities. Long term loans (15 to 21 year terms) for $8.5 million on January 20, 1988, for $50 million on December 16, 1988, and for $50 million on December 28, 1990 were direct obligations of and guaranteed by both the Company and National. If National were to default under its obligations under these loan agreements, the Company would be liable to the commercial lenders making these loans. Of these loans, $12,198,000 was still outstanding at December 31, 2005.

The management contracts, the working capital obligations and the debt guarantees are commitments that could at the time of the sale and now cause the Company to be required to infuse cash into National.

In situations in which the gain is deferred following the guidance in SAB 81, the Staff concluded that the seller generally should not recognize any income from the debt issued in such transactions until realization is more fully assured. The staff also concluded that the amount of any deferred gain (including deferral of interest income) should be reported on the face of the balance sheet as a deduction from the related asset account (i.e., the note receivable from National).

Based on the guidance in SAB 81, the Company would have reported the sale of National as illustrated below, with the deferred gain reported net (not gross) of the note receivable balance:

	Dr.	Cr.
Cash	$26,255,000
Inventory and property & equipment		$24,255,000
Deferred gain, net of $10 million note receivable		2,000,000

Note that the note receivable and the deferred gain net to $2,000,000 (which amount is the Company's commitment under line of credit agreements with National).

All subsequent interest payments received have been recognized as interest income.

The most significant difference in reporting using the cost recovery method described in SFAS 66 and the reporting discussed in SAB 81 is the gross verses net presentation of the note receivable from National and the gain deferred from the transaction. Management concluded that a net presentation of the note from National and the deferred gain on the face of the Company's balance sheets would provide less useful information and would require reconciling disclosure in the notes to those statements, and has consistently reported the transaction following the guidance in SFAS 66.

SEC Comment #2

Please also specifically address the following questions in your response to this comment.

a. We note in your letter that at the time of sale your timely collection of the required interest only payments on the $10 million note was not assured. Tell us if your original accounting for this note was based on the guidance in paragraph 35 of SFAS No. 66. Also, tell us if the transaction has since met the requirements for the full accrual method. If not, please explain why in detail.

Company Response #2

To clarify our previous disclosure, the collectiblity of the interest payments was considered in the context of the ability of the assets or operations sold to produce cash flows from operations that would be sufficient to fund future debt services. Historical cash flows and projected cash flows at the time of the sale suggested to us that cash flows from operations of the centers sold would not be sufficient to fully fund the required future debt service on a timely basis.

The $10 million note originally required principal amortization of the note to begin in 1993. However, covenants to National's $30 million 1st mortgage note with NationsBank provide that reductions could be made on the $10 million note only if approved by NationsBank.

We considered the guidance provided by SAB 81 in addition to paragraph 35 of SFAS No. 66 as recovery of approximately $12 million of the sales price was not reasonably assured. Following the cost recovery method, all cash payments received up to the cost basis of the property were credited to balance sheet accounts. Interest income has been recorded using the full accrual method from the time the Company's cost basis in the property sold was recovered as no interest payments are recorded as deferred income.

SEC Comment #3

b. We note on page 30 that $10 million of the previously deferred income will be recognized upon the collection of the associated note. We also note National made a $10 million loan to you, under very similar terms, in 1991.

* Tell us the terms of the 1991 note and identify any differences in the terms of the two notes.

Company Response #3

The terms of the 1991 note payable to National by the Company were originally as follows:

Date originated: October 17, 1991
Maturity date: January 20, 1993
Rate of interest: 8.5%
Security: None
Amortization: None until maturity
Prepayment: Specifically not permitted

The terms of the 1991 note payable to National by the Company as renewed were as follows:

Date renewed: 12/31/93
Maturity date: First to occur of (1) the termination of the management agreement between the company and National or (2) payment in full of the $30 million note with NationsBank (expected to be 2007)
Rate of interest: 8.5%
Security: None
Amortization: None until maturity
Prepayment: Not permitted until approved by NationsBank

The terms of the 1988 note payable to the Company by National were originally as follows:

Date originated: January 20, 1988
Maturity date: January 21, 1998
Rate of interest: 10.0%, later changed to 8.5% to "create value" for ESOP participants in relation to the 1990 $50 million ESOP debt
Security: Second priority deed of trust on 8 nursing centers
Amortization: Amortize beginning in 1993, balloon on January 1, 1998
Prepayment: Not permitted until approved by NationsBank

The terms of the 1988 note payable to the Company by National as renewed were as follows:

Date renewed: 12/31/93
Maturity date: First to occur of (1) the termination of the management agreement between the Company and National or (2) payment in full of the $30 million note with NationsBank
Rate of interest: 8.5%
Security: None
Amortization: None until maturity
Prepayment: Permitted only with permission of NationsBank

In summary, the terms, though different when originated, were substantially the same after the notes were renewed on 12/31/93

SEC Comment #4

* Tell us why you borrowed $10 million from National when they owe you $10 million. Explain to us the business purpose of this arrangement and why you believe it has substance.

Company Response #4

In 1991, the Company formed National Health Investors, Inc. (NHI) a real estate investment trust (REIT) by distributing real property to NHI in exchange for stock of NHI. Shareholders of the Company then received one share of NHI for each share they owned of the Company. National owned approximately 17% of the Company at the time of the exchange.

REITs have, under the Internal Revenue Code, a rule called the "five or fewer" rule that states that five or fewer persons may not own over fifty percent of a REIT. It is common for a REIT to assure compliance with this rule by stating in their charters that no one person may own 10% or more of their outstanding shares. Because National owned 17% of the Company, they would receive 17% of the shares of NHI upon the distribution. To avoid the potential of disqualifying NHI as a REIT under the tax code, National sold shares in NHI's initial stock offering to bring its NHI ownership below 10% of the total outstanding shares of NHI. National received $10 million in that sale of NHI stock.

At that time and now, prepayment of the National's $10 million note payable to the Company is not permitted under the terms of the note itself or by NationsBank under its covenants on National's $30 million 1st mortgage note. However, those covenants do not preclude National from loaning $10 million to the Company. The Company needed capital to fund its expansion plans. National agreed to loan the $10 million of cash it received as proceeds from the sale of its NHI shares to the Company.

SEC Comment #5

* If profit recognition is appropriate upon collection of the $10 million note, explain to us why you did not recognize the $10 million in profit in 1991 upon receiving the proceeds from the loan. We note on page 30 your ability to offset the note receivable against certain payables to National.

Company Response #5

The Company has no right of offset related to the note receivable and the note payable. There can be no assurance that the payment of the Company's note payable to National would result in the payoff of the Company's note receivable from National.

Our comment on page 30 was not meant to indicate that the Company has the ability or the right to offset the note receivable against certain payables to National. Offsetting the notes would require National negotiating with the bank to receive the right to pay off the $10 million loan before payment of the $30 million 1st mortgage note. In addition to offset the notes, the parties, National and the Company, would have to come to an agreement. Such negotiations would presumably not be without some cost to the Company.

With a view towards providing clarifying disclosure, we will revise the discussion on page 30 in our subsequent filings.

SEC Comment #6

c. We note in your letter that the management contract was at market rates. In light of this representation, it is unclear why you would impute $3,745,000 of compensation and recognize it over the management contract period. Tell us if you did this, and if so, explain to us your basis for doing so under paragraph 31 of SFAS No. 66.

Company Response #6

We believe the management contract included a fee for management services which was at market rates. However, provisions of the contract require that management fees may be paid only from the contractually defined available operating cash flows of the centers being managed or from the proceeds of the sale of the centers.

Even though the management fees earned are at market rates, as was anticipated at inception the cash flows of the centers sold have been insufficient to pay the total amount of the management fees owed. the Company is owed $12,027,597 at 9/30/06 for past management fees and interest on management fees. Therefore we imputed compensation when the sale was recognized and are recognizing the compensation in income as the services are performed over the term of the management contract.

SEC Comment #7

d. We note on page 30 it is your intention to recognize the deferred income of $2 million when the company no longer has an obligation to advance the $2 million working capital loan. Explain to us your basis under GAAP for your conclusion that this should trigger gain recognition.

Company Response #7

As described in SAB 81, even where the registrant receives solely cash proceeds, the recognition of any gain would be impacted by the existence of any guarantees or other agreements that may require the registrant to infuse cash. Based on this guidance, when the Company has no further obligations under any debt guarantees or other agreements that would require it to make additional investments in National, then the deferred gain should be recognized.

SEC Comment #8

e. Regarding your policy with respect to $2 million of deferred gain, tell us if this is an indication that you believe National does not have the ability to repay a $2 million working capital loan. If so, explain your factually supportable basis for this belief. Also, tell us why it is not appropriate for management to wait until such loan is made before making such a determination. Cite the GAAP literature that supports your policy.

Company Response #8

National continues presently to make draws and repay the $2 million working capital loan according to its own cash flow requirements. The Company is obligated to honor the draw requests as long as the contract between the parties is effective. Further factual support may be indicated in the fact that, as noted above, National has been unable to pay the full amount of management fees owed from the cash flows of the long term health care centers. Based on our interpretation of the guidance provided by SAB 81, as long as the Company has agreements that may require it to infuse cash into National, the gain related to such requirements should be deferred.

Company Comment as to Our Accounting for the Sale of the Long-term Health Care Centers to National.

We believe that our accounting for this transaction is in accordance with GAAP, specifically SFAS No 66 and the subsequent guidance provided by SAB 81, and our accounting policy regarding the transaction has been consistently applied since 1988. The SEC requested comments from us regarding the transaction in regard to the National Healthcare L.P. Form 10-K for the year ended December 31, 1994 (File Number 33-9881). It is of course fully appropriate for you to review the transaction.

Application of the appropriate accounting policies is at times difficult, subjective and requires complex judgments. We respectfully request that we be allowed to apply the accounting policies that we have reported consistently to our shareholders as regards this transaction.

Question 2 and questions 2a through 2g related to "Management Fees from National" are the same questions asked in Question 3 and questions 3a through 3g related to "Management Fees from NHI." Because the Company response is very similar for both National and NHI, we will answer the questions for both National and NHI only once, noting where there are differences between our answers for National and NHI.

SEC Comment #9

Note 5 - Other Revenues and Income, page 61

Management Fees from National

2 and 3. We note that unrecognized and unpaid management fees from National, totaling $9.4 million as of December 31, 2005, (and from NHI totaling $4.2 million and $12.3 million as of December 31, 2005 and 2004, respectively) were subject to collectibility issues and negotiation. Clearly explain to readers the reason(s) why you are unable to recognize these fees and advise us in detail. Describe why there are collectibility issues and the nature and reasons for the fees being subject to negotiation. Please also fully address the following issues when responding to this comment to us and in your disclosures.

Company Response #9

The Company desires to not be more specific about the nature of the collectibility and negotiation issues because of competitive relationships with other entities for which we provide management services.

SEC Comment #10

a. Explain to us the basis in GAAP for your policy of only recognizing unpaid management fees from National (and NHI) when cash is collected.

Company Response #10

SAB Topic 13A1 states that revenue should be recognized generally when it is realized or realizable and earned. Those criteria are met when, among other things, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

As stated in Note 1--Summary of Significant Accounting Policies, we generally record management fee revenues on the accrual basis as services are provided. However, with respect to management fee revenue from National and NHI where collectibility from certain of the long-term care facilities managed is uncertain or where the fees are subject to subordination to other expenditures of the long-term care provider, we recognize the revenues when amounts are collected.

SEC Comment #11

b. Explain to us your accounting policy for recognizing the related expenses.

Company Response #11

We recognize the related expenses in the period in which they are incurred.

SEC Comment #12

c. Explain if any circumstance is present that would impact National's (or NHI's) ability to pay its obligations to you (i.e. bankruptcy, cash flow issues, legal or contractual restrictions on making payments to you).

Company Response #12

Certain of the facilities managed for both National and NHI have experienced cash flow shortfalls. All of the facilities managed for NHI by the Company were taken over by NHI in bankruptcy or in lieu of bankruptcy.

When cash flows at a particular health care center or group of health care centers are not sufficient to pay all expenses as they are incurred, our management contracts both for National and NHI prescribe a priority of payments. Management fees may be paid only after all other operating expenses of the center are paid. We believe that provisions similar to these are common in the industry.

SEC Comment #13

d. Explain to us why you apparently continue to provide services despite the uncertainty of collecting fees.

Company Response #13

We continue to provide services because despite the uncertainty of collecting fees because we have already collected substantial amounts of fees and we hope to ultimately collect more. Fees may be collected in the future when earnings improve or when a facility is sold. Furthermore, because we provide management services to many health care centers, our incremental savings from discontinuing services to a single nursing center may be small in relation to the potential gain.

SEC Comment #14

e. Clarify if you recognize all management fee revenue earned from National (and from NHI) on a cash basis. If not, explain why not.

Company Response #14

As to National, we recognize all management fee revenue earned on a cash basis because our management contract is with National and not with the individual health care centers. Cash flow for all of the centers collectively has not been sufficient to pay all of the management fees as they are incurred.

SEC Comment #15

f. Tell us how you determined the amount owed to you.

Company Response #15

The management contracts provide that National (and NHI) shall pay the Company for each month during the term of the contract 6% of the gross operating revenues (5% of the gross revenues of certain of the NHI facilities), as gross revenues are defined in the contract, of the facilities. If the available cash flow is not sufficient to pay the management fees, then interest accrues on the unpaid fees at 2% over the prime rate of interest.

SEC Comment #16

g. If the services were performed in accordance with the terms of a legally enforceable contract, explain to us why you do not enforce your rights for payment.

Company Response #16

Our services are performed in accordance with the terms of a legally enforceable contract. That contract, however, provides that management fees may be paid only out of the available cash flows of the health care centers.

We hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the filings, that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in our compliance with the applicable disclosure requirements and welcome any additional comments you may have.

Sincerely,

NATIONAL HEALTHCARE CORPORATION

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President/Controller

DKD/kth